March 7, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. James Lopez
Mr. John Reynolds
Mr. Ruairi Regan

RE:	VNUE, Inc.

 Request for Acceleration of Effectiveness of S-1 (File No. 333-209649)

Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), VNUE, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the acceleration, effective as of March 8, 2016 at 4 p.m., or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-209649) (the “Registration Statement”).

The Registrant hereby authorizes Matheau J. W. Stout, Esq. to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Mr. Stout at (410) 429-7076. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to the undersigned at VNUE, Inc., 104 W. 29 th Street, 11 th Floor, New York, NY 10001, with a copy to the Registrant’s counsel, Matheau J. W. Stout, Esq., 400 E. Pratt Street, 8th Floor, Baltimore, MD 21202, facsimile number (888) 907-1740.

If you have any questions with respect to this matter, please contact Matheau J. W. Stout at (410) 429-7076.

Sincerely,

VNUE, Inc.

/s/ Matthew Carona

Matthew Carona

Chief Executive Officer